EXHIBIT 99.13
CONSENT OF EXPERT
     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Cameco Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
     I hereby consent to the use of and reference to my name under the heading “The Nuclear Business — Reserves and Resources” in the Company’s Annual Information Form for the year ended December 31, 2006, dated March 30, 2007 (the “AIF”), under the heading “Qualified Persons” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2006 (the “MD&A”) and in the 40-F, and to disclosure of a scientific and technical nature pursuant to which I have acted in a supervisory capacity under the heading “The Nuclear Business — Reserves and Resources” of the AIF and under the heading “Qualified Persons” in the MD&A.
Sincerely,
/s/ Chuck Edwards
Name:   Chuck Edwards
Title:     Director, Engineering and Projects, Cameco Corporation
Date:     March 30, 2007